Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Dynatrace, Inc. for the registration of common stock, preferred stock, warrants, units, and debt securities and to the incorporation by reference therein of our reports dated May 25, 2023, with respect to the consolidated financial statements of Dynatrace, Inc.,  and the effectiveness of internal control over financial reporting of Dynatrace, Inc., included in its Annual Report (Form 10-K) for the year ended March 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Detroit, Michigan
November 15, 2023